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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

MAR 3 1 2004

SEC FILE NUMBER
8- 3/0/1

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _JANUARY 1, 2003_ AND ENDING _DECEMBER 31, 2003_

MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Nelson, Jeffrey Leroy, dba Nelson Capital Company*

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Howard Street

(No. and Street)

| Jamestown | NY | 14701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Nelson                    (716) 487-0337

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP

(Name – *if individual, state last, first, middle name*)

| 403 Main Street, Buffalo | | NY | 14203 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 07 2004

THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Jeffrey L. Nelson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelson Capital Company , as of December 31 , 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

NORMA J. LOMBAR O, No. 01LO4527985
Notary Public, State of New York
Qualified in Chautauqua County
Commission Expires Jan. 31, 2007

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# NELSON CAPITAL COMPANY

Financial Statements and Supplemental Schedule
for the Year Ended December 31, 2003
with
Independent Auditors Report and
Supplemental Independent Auditors'
Report on Internal Control
••••••••
Filed in accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

# NELSON CAPITAL COMPANY

## CONTENTS

403 Main St., Suite 430
Buffalo, NY 14203
(716) 856-3300 / fax (716) 856-2524
www.lumsdencpa.com

**Lumsden & McCormick, LLP**
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

We have audited the accompanying statement of financial condition of Nelson Capital Company as of December 31, 2003, and related statements of operations, changes in proprietor's capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Capital Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements of Nelson Capital Company taken as a whole. The Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Lumsden & McCormick, LLP*

March 23, 2004

NELSON CAPITAL COMPANY

## Statement of Financial Condition

December 31, 2003

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 158 |
| Certificate of deposit - matures May 2005 | | 8,259 |
| | $ | 8,417 |

**Liabilities and Equity**
**Liabilities:**

| | | |
|---|---|---|
| Accounts payable | $ | 1,425 |

**Equity:**

| | | |
|---|---|---|
| Proprietor's capital | | 6,992 |
| | $ | 8,417 |

NELSON CAPITAL COMPANY

## Statement of Income

For the year ended December 31, 2003

| | | |
|---|---|---:|
| Interest income | $ | 309 |
| | | |
| Expenses: | | |
|    License and fees | | 1,120 |
|    Professional fees | | 425 |
|    Miscellaneous | | 202 |
|       Total expenses | | 1,747 |
| | | |
|       Net loss | $ | (1,438) |

NELSON CAPITAL COMPANY

For the year ended December 31, 2003

| | | |
|---|---|---:|
| Proprietor's capital - December 31, 2002 | $ | 6,680 |
| Net loss | | (1,438) |
| Proprietor contributions | | 1,750 |
| Proprietor's capital - December 31, 2003 | $ | 6,992 |

NELSON CAPITAL COMPANY

For the year ended December 31, 2003

| | | |
|---|---:|---:|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (1,438) |
| Adjustments to reconcile net loss | | |
| to net cash flows from operating activities: | | |
| Changes in other current assets and | | |
| current liabilities: | | |
| Accounts payable | | (1,900) |
| **Net cash flows for operating activities** | | (3,338) |
| **Cash flows from investing activities:** | | |
| Certificate of deposit, net | | 1,553 |
| **Cash flows from financing activities:** | | |
| Proprietor contributions | | 1,750 |
| Net decrease in cash and cash equivalents | | (35) |
| Cash and cash equivalents - beginning | | 193 |
| Cash and cash equivalents - ending | $ | 158 |

## Notes to Financial Statements

### 1. Summary of Significant Accounting Policies:

#### Nature of Business:

Nelson Capital Company (the Company) operates for the purpose of selling investment interests in direct participation programs in Chautauqua County, New York, and is registered as a broker-dealer with the Securities and Exchange Commission. The Company operates as a Proprietorship of Jeffrey L. Nelson.

#### Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand and cash in checking and savings accounts and all short-term investments with original maturities of three months or less. Bank certificates of deposit with original maturities of over three months are reported separately at cost plus accrued interest, which approximates market.

#### Revenue and Expense Recognition:

The Company uses the accrual basis of accounting, which recognizes revenue when earned and expenses when incurred.

#### Related Party:

The Company has outstanding amounts due to a related party company for operating advances of $600 at December 31, 2003.

#### Income Taxes:

The Company is a Proprietorship of Jeffrey L. Nelson. Any tax liability is the responsibility of Jeffrey L. Nelson personally, and no tax provision is necessary in these financial statements.

#### Net Capital:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's net capital and required net capital (as defined) were $6,992 and $5,000. The ratio of aggregate indebtedness to net capital was approximately 0.2 to 1.

#### Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NELSON CAPITAL COMPANY

**Supplementary Information**
**Computation of Net Capital pursuant to rule 15c3-1**
**of the Securities and Exchange Commission**

December 31, 2003

NET CAPITAL

    NET CAPITAL - Proprietor's capital                                        $     **6,992**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
    Net capital requirement (the greater of 6 2/3% of
    aggregate indebtedness or $5,000)                                $     **5,000**

EXCESS NET CAPITAL                                                  $     **1,992**

AGGREGATE INDEBTEDNESS
    TOTAL AGGREGATE INDEBTEDNESS - accounts payable          $     **1,425**

RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL          **0.2 to 1**

RECONCILIATION WITH COMPANY'S COMPUTATION
    (Included in Part II of Form X-17A-5 as of
    December 31, 2003)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II
    (UNAUDITED) FOCUS REPORT                            $     **7,417**

ADJUSTMENTS MADE SUBSEQUENT TO
    PREPARATION OF FOCUS REPORT:
        Accrue additional accounts payable                   **(425)**

NET CAPITAL PER ABOVE                                      $     **6,992**



# Lumsden & McCormick, LLP
### Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Jeffrey L. Nelson, Proprietor
Nelson Capital Company
Jamestown, New York

In planning and performing our audit of the financial statements and additional information of Nelson Capital Company (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

8

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit the preparation of financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietor, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Lumsden & McCormick, LLP*

March 23, 2004